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                     July 13, 2020

       Jeffrey Herbers
       Chief Financial Officer
       Cypress Environmental Partners, L.P.
       5727 South Lewis Avenue
       Suite 300
       Tulsa, OK 74105

                                                        Re: Cypress
Environmental Partners, L.P.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            File No. 001-36260

       Dear Mr. Herbers:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation